SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

931496

FORM 6-K
REPORT OF FOREIGN ISSUER

P.E. 2/1/02

RECEIVED FEB 08 2002

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: February 2002

ADECCO SA
(Exact name of Registrant as specified in its charter)

02013847

Commission # 0-25004

Hertistrasse 2E
CH-8304 Wallisellen
Switzerland
+41 1 878 88 85
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]
Form 20-F __X__ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 6 February 2002 By:

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Felix Weber
Chief Financial Officer

Dated: 6 February 2002 By:

Hans R. Brütsch
Corporate Secretary

Attached: Three Press Releases dated 6 February 2002

Form6-K Form 007.doc/06.02.02/HRB

Adecco

PRESS RELEASE

Adecco delivers outstanding 2001 results in a very challenging market

Highlights:

- Revenue growth of 2% to CHF 27.2 billion in 2001, 5% growth in local currency
- Fourth quarter revenue contraction of 12% in CHF, 7% contraction in local currency
- Operating income decline of 5% to CHF 1.2 billion in 2001, 2% decline in local currency
- Fourth quarter operating income decline of 36% in CHF, 32% decline in local currency
- Income before amortisation of goodwill, restructuring costs and one-time items contraction of 6% to CHF 702 million in 2001, 2% decline in local currency
- Substantial generation of operating cash-flow of CHF 1.4 billion in 2001
- Improved debt structure with repayment of debt
- Board of Directors propose dividend of CHF 1 per share

CORPORATE SUMMARY

CHESEREX, SWITZERLAND, February 6, 2002 – Adecco SA, the worldwide leader in personnel services, announced today its financial results for the fiscal year 2001. Group **revenues** increased by 2% to CHF 27.2 billion, while **operating income** declined by 5% to CHF 1.2 billion. In local currency, revenues grew 5% and operating income declined by 2%, indicating a 3% negative currency impact on Adecco's consolidated results. The company reported **income before amortisation of goodwill, restructuring costs and one-time items** of CHF 702 million, down 6% on last year's figures (2% decline in local currency). The substantial **operating cashflow** generation of CHF 1.4 billion was in great extent used to repay debt and to invest in infrastructure.

In the fourth quarter, Group revenues contracted by 12% (7% contraction in local currency), while operating income was down 36% (down 32% in local currency), reflecting further volume decline in key markets. Income before amortisation of goodwill, restructuring costs and one-time items was down 37% (34 % in local currency). The Group generated operating cash-flow of CHF 715 million in the fourth quarter.

"We are very pleased that the Group closed this challenging year with some top line growth and only a small decline in profit. As expected, volumes dropped substantially in the fourth quarter, as economies softened worldwide. Our operating margin fell by 30 basis points to 4.3% for the year, as slowing revenue outpaced even our pre-emptive cost reductions. This was mainly because we maintained our branch infrastructure ready for the rebound in our business.", said **John Bowmer**, Adecco's CEO. *"Slower growth required less working capital and we used the cash surplus to pay off debt and to upgrade branch equipment. We start 2002 with an excellent cash position, well-equipped branches and a much enhanced debt structure."*

Divisional Performance

In October 2001 Adecco announced its new division-based organisational structure, creating three divisions, namely Adecco Staffing, Ajilon Staffing & Managed Services and Career Services/e-Business.

In **Adecco Staffing**, 2001 revenues were up 3% from last year to CHF 23.5 billion. In **Ajilon Staffing & Managed Services** revenues were down 8% to CHF 3.3 billion, while in **Career Services/e-Recruitment** revenues increased by 52% to CHF 438 million.

For comparative purposes, the performance by business lines was as follows: revenues from those areas of the business formerly categorized as specialty brands fell 6% year-over-year to CHF 3.3 billion. In the quarter, revenues from these areas were down 24%.

Geographical performance

In North America, 2001 revenues were down 5% from last year to CHF 7.6 billion, both in local currency and in CHF. Europe posted 5% revenue growth to CHF 16.5 billion. In local currency, revenues were up 8% showing a 3% negative currency effect in the region. In Asia Pacific, revenues were up 6% to CHF 2.4 billion. In local currency, revenues grew by 19% showing the sharp negative effect of the depreciation of the Japanese Yen and the Australian Dollar against the Swiss Franc in 2001. Rest of World revenues were up 22% to CHF 791 million, a 30% growth in local currency.

In the fourth quarter, revenues in local currency fell 17% in North America and 6% in Europe. In Asia Pacific revenues grew by 12%, while in the Rest of World revenues grew by 27%.

Comments "*We are pleased with our performance in all geographies in light of tough business conditions last year. Except for North America, all regions posted year-over-year revenue growth*", said **Mr Bowmer**. "*Growing countries helped to offset declining markets and kept sales and profit volatility within a manageable range. The counter-cyclical businesses in our portfolio, such as Lee Hecht Harrison, mitigated the drop in operating profit and margins.*"

Outlook

Recognizing that it is difficult to predict the course of economies in the near-term, **Mr Bowmer** stated:
"If the experiences of previous slowdowns in the last twenty-five years are repeated, we expect a difficult first and maybe even second quarter as we compare the first half of 2002 against a strong first half 2001. Although there is no sign yet, we do believe that declines in volume have bottomed and markets have stabilised and we expect an upturn by mid year.

Implementing change of leadership

Klaus J. Jacobs will at the next general assembly step down as chairman of Adecco as already announced earlier. John Bowmer, the long time successful CEO of the company will succeed him as Chairman. Jérôme Caille will take over from John Bowmer as CEO of the group. Jérôme Caille was appointed President of the Adecco staffing business in October 2001, following his success as a country manager for Italy since 1997, where the business in that country has grown from small beginnings to capture for itself the biggest percentage share of any individual Adecco geographical market. John Bowmer states: *"Jérôme Caille is the ideal person to cope with the rapidly changing environment of the labour market. I am confident that he will ensure Adecco is in prime condition to meet the exciting challenges ahead of the Adecco Group"*

A detailed addendum on this subject follows this release.

Investment in e-Recruiting

Adecco SA today announced that it is making a recommended cash offer to acquire all of the issued and outstanding share capital of jobpilot AG. The acquisition of jobpilot will create a leading European online staffing, recruiting and service company by combining jobpilot's internet platform with the physical assets of Adecco.

The acquisition brings together Adecco - the global staffing industry leader - and jobpilot, one of the most comprehensive and innovative full service e-Recruitment providers on the web. *"This is a perfect strategic fit for us"*, comments Bernard Morel, president of Adecco's Career Services/e-Business Division. *"The Adecco Group has a long standing commitment to innovation in e-Recruitment, witnessed by our significant investment in technology initiatives in the last three years and the refocusing of our group structure last year to reflect the strategic importance of this business line. Our strategy combines integrating the web into existing businesses and developing successful new web based businesses - making the vision of 'business on a browser' closer to realisation. jobpilot represents an excellent nucleus for our e-Recruitment business, which we see as a strategic priority for Adecco."*
The combination of Adecco and jobpilot is expected to generate significant synergies in terms of incremental revenues through cross-selling and potential cost savings through combined infrastructure investments and shared international location.
A detailed addendum on this subject follows this release.

Board of Directors to Propose Dividend at the Annual General Meeting

The Board of Directors of Adecco will propose a dividend of **CHF 1** per share (CHF 1 in 2000) for the approval of shareholders at the Annual General Meeting scheduled to take place on April 17, 2002.

US GAAP Results

For the full-year ended December 30, 2001 Adecco reported under **US Generally Accepted Accounting Principles (US GAAP)** revenues of CHF 27.2 billion and a net loss of CHF 427 million after charging goodwill amortisation of CHF 1,106 million and one-time charges of CHF 23 million incurred in the first quarter of 2001, of which CHF 15 million relates to Internet investment write-down and CHF 8 million (net of tax) for cumulative effect of accounting changes resulting from the adoption of the Financial Accounting Standards Board statement No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activity".

According to Chief Financial Officer, Felix Weber, *"This net result reflects the accounting principles of US GAAP and Adecco's chosen goodwill amortisation schedule of five years. Adecco considers **operating income and income before amortisation of goodwill, restructuring costs and one-time items** to be the most relevant benchmarks of the company's financial performance, as they measure our operational performance and our ability to fund growth and to distribute dividends."*

On July 20, 2001 the Financial Accounting Standards Board issued two new statements, SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". The standard requires goodwill and other intangible assets deemed to have indefinite lives, to no longer be amortised but rather be subject to an annual impairment test. Intangible assets with definite lives will continue to be amortised over their estimated useful lives.

"The adoption of FAS 142 will have a significant impact on Adecco's future financial statements", said **Mr Weber.** *"In 2002, Adecco will no longer amortise current goodwill, thereby eliminating anticipated annual goodwill amortisation of approximately CHF 850 million. Amortisation of goodwill for the year ended December 30, 2001 was CHF 1,106 million. In the attached 2001 financial information, goodwill amortisation is presented before tax effect."*

Statements made in this press release, other than those concerning historical information, should be considered forward-looking and subject to risks and uncertainties. The Company's actual results may differ materially from the results anticipated in these forward-looking statements as a result of certain factors as set forth in the Company's reports on Form 20-F made pursuant to the Securities Exchange Act of 1934. For instance, the Company's results of operations may differ materially from those anticipated in the forward-looking statements due to, among other things: our ability to successfully implement our growth and operating strategies, fluctuations in interest rates or foreign currency exchange rates, changes in economic conditions, changes in the law or government regulations in the countries in which Adecco operates, instability in domestic and foreign markets, our ability to obtain commercial credit, and changes in general political, economic and business conditions in the countries or regions in which Adecco operates. In addition, the market price of the Company's stock may be volatile from time to time as a result of, among other things: the Company's operating results, the operating results of other staffing service providers, and changes in the performance of global stock markets in general.

About Adecco

Adecco SA is a Forbes 500 company and the global leader in HR Solutions. The Adecco network connects up to **700,000 associates** with business clients each day through its network of over **30,000 employees** and close to **6,000 offices** in **58 countries** around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, Adecco delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Group comprises of three Divisions, Adecco Staffing, Ajilon Staffing & Managed Services; and Career Services/e-Business: In **Adecco Staffing**, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; **Ajilon Staffing and Managed Services** offers an unrivalled range of specialised branded businesses; **Career Services/e-Business** encompasses our portfolio of e-recruiting, executive search and outplacement businesses.

Adecco SA is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819).

Further information can be found at the Investor Relations page at www.adecco.com.

Contacts:

Corporate Investor Relations
investor.relations@adecco.com or ++41 1 878 8884

Chief Financial Officer
felix.weber@adecco.com or ++41 1 878 8880

Additional information available upon request.

ADDENDUM ONE: ADECCO MAKES A RECOMMENDED CASH OFFER TO ACQUIRE JOBPILOT, A LEADING EUROPEAN ONLINE RECRUITMENT COMPANY

ADDENDUM TWO: ADECCO ANNOUNCES PLANNED SENIOR APPOINTMENTS: NEW CHAIRMAN AND NEW CHIEF EXECUTIVE OFFICER

Financial Highlights

CHF millions	Year Ended December 30, 2001	Year Ended December 31, 2000	% change
Net service revenues	27,247	26,628	2%
Operating Income	1,179	1,237	-5%
Income before amortisation of goodwill, restructuring costs and one-time items	702	746	-6%
Amortisation of goodwill	(1,106)	(1,109)	
Restructuring Costs	-	(65)	
One-time items (1)	(23)	-	
Net loss	(427)	(428)	
Income per share before amortisation of goodwill, restructuring costs and one-time items (basic)	3.77	4.06	-7%
Income per share before amortisation of goodwill, restructuring costs and one-time items (fully diluted)	3.68	3.92	-6%
Basic net loss per share	(2.30)	(2.33)	1%

(1) One-time items includes Internet investment write-down of CHF 15 million and the cumulative effect of accounting changes, net of tax of CHF 8 million in the first quarter of 2001.

All share and per share amounts reflect a ten-for-one stock split in May 2001

Income before amortisation of goodwill, restructuring costs and one-time items is not meant to portray net income or cash flow in accordance with U.S. generally accepted accounting principles. Goodwill amortisation is a non-cash charge to operating income; however, income before amortisation of goodwill, restructuring costs and one-time items does not represent cash available to shareholders. This may not be comparable to similarly entitled items reported by other companies. Adecco amortises goodwill over its estimated life of five years.

Net Service Revenues by Division

CHF Million	Year Ended December 30, 2001	Year Ended December 31, 2000	% change
Adecco Staffing	23,538	22,768	3%
Ajilon Staffing & Managed Services	3,271	3,571	-8%
Career Services/e-Recruitment	438	289	52%
Total	**27,247**	**26,628**	2%

Net Service Revenues by Geographic Segment

CHF millions	Year Ended December 30, 2001	Year Ended December 31, 2000	% change
North America	7,559	7,986	-5%
Europe	16,473	15,713	5%
Asia Pacific	2,424	2,282	6%
Rest of the World	791	647	22%
Total	**27,247**	**26,628**	**2%**
Specialty Brands	*3,338*	*3,540*	*-6%*

PRESS RELEASE - annexes

Consolidated Statements of Operations

CHF millions	Quarter Ended			Year Ended		
	December 30, 2001	December 31, 2000	% change	December 30, 2001	December 31, 2000	% change
Net service revenues	**6,377**	**7,266**	*-12%*	**27,247**	**26,628**	*2%*
Direct costs of services	(5,230)	(5,876)		(22,127)	(21,637)	
Gross Margin	1,147	1,390	-17%	5,120	4,991	3%
%	*18.0%*	*19.1%*		*18.8%*	*18.7%*	
Selling, general & administrative expenses	(932)	(1,053)		(3,941)	(3,754)	
%	*14.6%*	*14.5%*		*14.5%*	*14.1%*	
Operating income	**215**	**337**	*-36%*	**1,179**	**1,237**	*-5%*
%	*3.4%*	*4.6%*		*4.3%*	*4.6%*	
Interest income	9	14		32	43	
Interest expense	(52)	(73)		(242)	(263)	
Other income (expense)	(4)	(4)		(12)	-	
Income before income taxes, minority interest, amortisation of goodwill, restructuring costs and one-time items	168	274		957	1.017	
Provision for income taxes	(45)	(76)		(254)	(265)	
Income applicable to minority interest	-	(2)		(1)	(6)	
Income before amortisation of goodwill, restructuring costs and one-time items	**123**	**196**	-37%	**702**	**746**	-6%
%	*1.9%*	*2.7%*		*2.6%*	*2.8%*	
Amortisation of goodwill	(208)	(316)		(1,106)	(1,109)	
Restructuring costs	-	-		-	(65)	
One-time items (1)	-	-		(23)	-	
Net loss	(85)	(120)		(427)	(428)	
Income per share before amortisation of goodwill, restructuring costs and one-time items (basic)				3.77	4.06	-7%
Income per share before amortisation of goodwill, restructuring costs and one-time items (fully diluted)				3.68	3.92	-6%
Basic net loss per share				(2.30)	(2.33)	1%
Weighted average shares				185,880,663	183,735,340	
Fully diluted shares				192,832,231	192,269,392	

(1) One-time items includes internet investment write-down of CHF 15 million and the cumulative effect of accounting changes, net of tax of CHF 8 million in the first quarter of 2001.
All share and per share amounts reflect a ten-for-one stock split in May 2001

Income before amortisation of goodwill, restructuring costs and one-time items is not meant to portray net income or cash flow in accordance with U.S. generally accepted accounting principles. Goodwill amortisation is a non-cash charge to operating income; however, income before amortisation of goodwill, restructuring costs and one-time items does not represent cash available to shareholders. This may not be comparable to similarly entitled items reported by other companies. Adecco amortises goodwill over its estimated life of five years.

QUARTER-TO-DATE: Net Service Revenues and EBITA by Geographic Segment and Business Lines

CHF Millions	Net Service Revenues				EBITA**			
	Three Months Ended		% Change		Three Months Ended		% Change	
	December 30, 2001	December 31, 2000	As Reported	At Constant FX Rates	December 30, 2001	December 31, 2000	As Reported	At Constant FX Rates
Geographic Segments								
North America	1,732	2,232	-22%	-17%	76	119	-36%	-31%
Europe*	3,816	4,205	-9%	-6%	128	193	-34%	-31%
Asia Pacific	612	634	-3%	12%	7	17	-60%	-55%
Rest of the World	217	195	11%	27%	4	8	-49%	-41%
Total	6,377	7,266	-12%	-7%	215	337	-36%	-32%
Business Lines								
Adecco Brand	5,656	6,319	-10%	-5%	155	261	-40%	-37%
IT	380	529	-28%	-23%	16	31	-48%	-43%
Accounting/Finance	132	213	-38%	-34%	2	23	-90%	-90%
Consulting & Others	209	205	2%	8%	42	22	86%	99%

*) Thereof				
- France	2,042	2,336	-13%	-10%
- UK	554	600	-8%	-1%
- Rest of Europe	1,220	1,269	-4%	7%

**) Central costs allocated to regions/businesses based on gross margin

YEAR-TO-DATE: Net Service Revenues and EBITA by Geographic Segment and Business Lines

CHF Millions	Net Service Revenues				EBITA**			
	Year Ended		% Change		Year Ended		% Change	
	December 30, 2001	December 31, 2000	As Reported	At Constant FX Rates	December 30, 2001	December 31, 2000	As Reported	At Constant FX Rates
Geographic Segments								
North America	7,559	7,986	-5%	-5%	361	400	-10%	-9%
Europe*	16,473	15,713	5%	8%	705	717	-2%	2%
Asia Pacific	2,424	2,282	6%	19%	82	89	-8%	1%
Rest of the World	791	647	22%	30%	31	31	-2%	4%
Total	27,247	26,628	2%	5%	1,179	1,237	-5%	-2%
Business Lines								
Adecco Brand	23,909	23,088	4%	7%	906	954	-5%	-2%
IT	1,822	1,984	-8%	-5%	88	114	-23%	-20%
Accounting/Finance	669	795	-16%	-16%	46	85	-46%	-46%
Consulting & Others	847	761	11%	12%	139	84	66%	67%

*) Thereof				
- France	9,105	8,959	2%	5%
- UK	2,350	2,220	6%	11%
- Rest of Europe	5,018	4,534	11%	14%

**) Central costs allocated to regions/businesses based on gross margin

Consolidated Balance Sheets

CHF millions	Year Ended December 30, 2001	Year Ended December 31, 2000
ASSETS		
Current Assets		
Cash and cash equivalents	552	487
Trade accounts receivable, net	4,636	5,297
Other current assets	499	604
Total current assets	5,687	6,388
Property, equipment and leasehold improvements, net	735	660
Goodwill, net	2,292	3,091
Other assets	609	514
	9,323	**10,653**
LIABILITIES		
Current Liabilities		
Short-term debt and current maturities of long-term debt	995	1,188
Accounts payable and accrued expenses	4,309	4,353
Total current liabilities	5,304	5,541
Long-term debt	2,047	2,548
Other liabilities	183	163
Total liabilities	7,534	8,252
Minority Interests	2	11
SHAREHOLDERS EQUITY		
Share Capital	186	186
Additional paid-in capital	3,144	3,113
Retained Earnings	(1,468)	(857)
Accumulated and other comprehensive income	(66)	(43)
	1,796	2,399
Less: Treasury stock, at cost	(9)	(9)
	1,787	2,390
	9,323	**10,653**

Consolidated Statements of Cash Flows

CHF millions	Year Ended	
	December 30, 2001	December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(427)	(428)
Adjustments to reconcile net loss to net cash and cash equivalents from operating activities:		
Amortisation	1,106	1,109
Depreciation	194	176
Restructuring provision	-	65
Deferred income tax, net	(84)	(201)
One-time items	23	-
Income applicable to minority interests	1	6
Utilisation of restructuring reserve	(73)	(65)
Other charges	89	36
Changes in operating assets and liabilities, net of acquisitions:		
Trade accounts receivable	492	(1,131)
Accounts payable and accrued expenses	39	542
Other current assets	37	16
Non-current assets and liabilities	(7)	(102)
Cash flows from operating activities	**1,390**	**23**
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, equipment and leasehold improvements	(297)	(351)
Proceeds from sales of property, equipment and leasehold improvements	7	4
Cash purchase price for acquisitions	-	(800)
Other acquisitions and investing activities	(238)	(159)
Cash flows from investing activities	**(528)**	**(1,306)**
CASH FLOW FROM FINANCING ACTIVITIES		
Net increase (decrease) in short-term debt	(227)	773
Increase in long-term debt	1,052	1,051
Repayment in long-term debt	(1,478)	(1,495)
Dividends paid to shareholders	(185)	(155)
Common stock options exercised	31	47
Other financing activities	27	40
Cash flows from financing activities	**(780)**	**261**
Effect of exchange rate changes on cash	(17)	(46)
Net increase (decrease) in cash and cash equivalents	65	(1,068)
Cash and cash equivalents:		
Beginning of period	487	1,555
End of period	552	487
Cash paid for interest	184	215
Cash paid for taxes	260	272

ADDENDUM ONE TO: "Adecco delivers outstanding 2001 results in a very challenging market"

ADECCO MAKES A RECOMMENDED CASH OFFER TO ACQUIRE JOBPILOT, A LEADING EUROPEAN ONLINE RECRUITMENT COMPANY

CHESEREX, SWITZERLAND/ BAD HOMBURG, GERMANY February 6, 2002
Adecco SA (Swiss Stock Exchange - ADEN/ trading on Virt-x: 1213860), the world's leading provider of personnel services, today announced that it is making a recommended cash offer to acquire all of the issued and outstanding share capital of jobpilot AG (Frankfurt Neuer Markt - JOA). The acquisition of jobpilot will create a leading European online staffing, recruiting and service company by combining jobpilot's internet platform with the branch network of Adecco.

Adecco has agreed to make a tender offer subject to key figures in the jobpilot audited financials for 2001 not deviating from the preliminary results by more than a defined margin. The agreed offer price will be EUR 5.30 per jobpilot share, payable on closing of the acquisition, which values jobpilot at approximately €70 million on an equity basis. jobpilot's Board of Management and the Supervisory Board have unanimously approved the offer and are recommending to jobpilot's shareholders that they should accept the offer. jobpilot's three largest shareholders, Dr. Roland Metzger (the company's founder and Chief Executive Officer), United Internet AG and Private Equity Bridge Ltd., have each agreed to sell their shares to Adecco, which in aggregate account for approximately 69% of jobpilot's outstanding share capital. The transaction is expected to close in April 2002. The offer is conditional upon reaching a minimum of 75% acceptances and upon receipt of appropriate regulatory approvals.

Founded in 1995, jobpilot is a leading online recruitment company with online operations in 15 European countries. Bernard Morel, President of the Adecco's Career Services and E-Recruitment Division, states: "Adecco shares jobpilot's commitment to providing clients with a competitive advantage by employing dynamic, cost effective, and results driven recruitment solutions, while maintaining high levels of service". In the year to 31 December 2001, jobpilot reported preliminary sales of €45.2 million, an increase of 35% compared to 2000.

The acquisition brings together Adecco - the global staffing industry leader with close to 6,000 offices in 58 countries placing over 700,000 temporary workers per day and nearly 100,000 people in permanent jobs per year with 250,000 clients - and jobpilot, one of the most comprehensive and innovative full service e-Recruitment providers on the web. "This is a perfect strategic fit for us", comments Bernard Morel.

“The Adecco Group has a long standing commitment to innovation in e-Recruitment, witnessed by our significant investment in technology initiatives in the last three years and the refocusing of our group structure last year to reflect the strategic importance of this business line. Our strategy combines integrating the web into existing businesses and developing successful new web based businesses - making our vision of 'business on a browser' closer to realisation. jobpilot represents an excellent nucleus for our e-Recruitment business, which we see as a strategic priority for Adecco.” The combination of Adecco and jobpilot is expected to generate significant synergies in terms of incremental revenues through cross-selling and potential cost savings through combined infrastructure investments and shared international location.

Dr. Roland Metzger will continue to play an active role in the combined company and will remain CEO of jobpilot. “We are delighted to welcome Roland Metzger and the jobpilot team to the Adecco family”, continues Bernard Morel. “Roland is an inspirational pioneer in this area and his unrivalled expertise will be invaluable in maintaining our leading edge in this exciting sector”.

Dr. Roland Metzger, CEO and founder of jobpilot: “Having built jobpilot into one of the leading European online recruiting companies we are delighted about the additional potential that an integration of the jobpilot business into the Adecco Group provides. We are looking forward to being an important cornerstone of Adecco’s recruitment business and we are convinced that the combination of jobpilot’s online leadership and Adecco’s unmatched offline capabilities will create the undisputed leader of online recruitment in Europe.”

Credit Suisse First Boston acted as financial advisor to Adecco. J.P. Morgan acted as financial advisor to jobpilot.

- ENDS -

About Adecco

Adecco SA is a Forbes 500 company and the global leader in HR Solutions. The Adecco network connects up to **700,000 associates** with business clients each day through its network of over **30,000 employees** and close to **6,000 offices** in **58 countries** around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, Adecco delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Group comprises of three Divisions, Adecco Staffing, Ajilon Staffing & Managed Services; and Career Services/e-Business: In **Adecco Staffing**, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; **Ajilon Staffing and Managed Services** offers an unrivalled range of specialised branded businesses; **Career Services/e-Business** encompasses our portfolio of e-recruiting, executive search and outplacement businesses.

Adecco is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819). You can find out more about Adecco from our website: www.Adecco.com.

About jobpilot

jobpilot AG offers with jobpilot (www.Jobpilot.com) Europe's career market on the Internet. The company launched its innovative career portal in October 1995. Sites are now online in 15 European countries. Regular customers include all 30 companies listed in Germany's DAX share index as well as 21 companies in the EuroSTOXX^{sm} 50 share index.

jobpilot's range of services includes several innovative products in addition to publishing job vacancies and requests (jobpilot **work*flow***, Direct-Selection, Online-Assessment, etc.). jobpilot's services are free of charge for job seekers.

jobpilot is based in Bad Homburg, near Frankfurt, Germany. European subsidiaries are located in Austria, Belgium, the Czech Republic, Denmark, France, Hungary, Italy, the Netherlands, Norway, Poland, Spain, Switzerland and the United Kingdom.

jobpilot is registered in Germany and is listed on the Neuer Markt of the Frankfurt Stock Exchange (Neuer Markt: WKN 514170, Symbol: JOA) *You can find out more about jobpilot from our website:* www.jobpilot.com

For further information, please contact:

Chris King, Adecco Corporate Communications
Tel: +41 1 878 8838; Mobile: +41 79 617 6606; Email: Chris.King@Adecco.com

John Bee, Adecco Corporate Communications
Tel: +41 1 878 8837; Mobile: +41 79 615 1750; Email: John.Bee@Adecco.com

Stephan Lindenfeld, jobpilot Public and Investor Relations
Tel: +49 6172 919 297 Mobile: +49 171 858 4892 Email:lindenfeld@jobpilot.com

ADDENDUM TWO TO "Adecco delivers outstanding 2001 results in a very challenging market"

ADECCO ANNOUNCES PLANNED SENIOR APPOINTMENTS: NEW CHAIRMAN AND NEW CHIEF EXECUTIVE OFFICER

CHESEREX, SWITZERLAND February 6, 2002 - Adecco SA (Swiss Stock Exchange - ADEN/ trading on Virt-x: 1213860), the world's leading provider of personnel services, today announced the fulfillment of its previously announced plans to make further senior appointments within its organisation. Long-standing CEO **John Bowmer** becomes the company's new Chairman, whilst current President of the Adecco Staffing business **Jérôme Caille** becomes the new Chief Executive Officer of the Adecco Group. The appointments constitute the logical next phase in the Group's organizational plans commenced in October with the structuring of the Group into three operating divisions: Adecco Staffing; Ajilon Staffing and Managed Services, and Career Services/e-Business.

John Bowmer has served as CEO of the Adecco Group since its birth in 1996, during which time the Group's revenues have grown from CHF 6.4 billion to over CHF 27 billion and its profits from CHF 200 million to over CHF 700 million. Jérôme Caille was appointed President of the Adecco brand in August 2001, following his success as country manager for Italy since 1997, where the business in that country has grown from small beginnings to capture for itself the biggest percentage share of any individual Adecco geographical market.

Commenting on the appointments, chairman Klaus Jacobs, who is scheduled to step down at the AGM on April 17th 2002 said: "The Group's astonishing performance under John Bowmer's leadership prove that he is the logical choice to oversee Adecco's next phase of development. His success has been built on the teamwork, empowerment and encouragement of excellent performance he has fostered around the organisation. These values are exemplified by Jérôme Caille, whose achievements will make him more than able to continue the work that John has begun."

- ENDS –

About John Bowmer

Over the past dozen years, John P. Bowmer has held executive management positions within companies that have merged to form Adecco SA, the world's leading personnel services and career management company. Adecco has revenues of over CHF 27 billion and income before amortization of goodwill restructuring costs and one time items of over CHF 700 million. The company operates close to 6,000 offices in 58 countries around the world. Each day, Adecco's 30,000 colleagues place 700,000 temporary associates with over 250,000 clients worldwide.

Mr. Bowmer was named Chief Executive Officer of Adecco SA in 1996. Between 1987 and 1989, Mr. Bowmer was CEO of Jonathan Wren, a London, England, based subsidiary supplying staff to The City. From London, he moved to Sydney, Australia as Zone Manager for Adia's Asia Pacific operations. In 1992, he became CEO of Adia worldwide, and in 1996, when Adia and ECCO merged to form Adecco, he became CEO of Adecco SA.

Previously, Mr. Bowmer held a range of management positions in marketing and finance. At MAI plc, a financial services and media organization, he was Executive Director and Chief Executive of the Personal Financial Services division in London. Before that, while based in Hong Kong, he oversaw fifteen companies in eight countries from Australia to Thailand, in charge of MAI's Asia Pacific business. Mr. Bowmer has also served as marketing division General Manager for Polaroid (UK) Ltd., and as a senior financial analyst for Ford Motor of Europe, based in the UK.

Mr. Bowmer earned a Masters degree from the London Graduate School of Business Studies and a degree in economics and politics from Keele University in England.

About Jérôme Caille

Jérôme Caille commenced his career with Adecco Spain in 1991. He was initially a branch manager in Bruc, Barcelona, managing 4 employees and 150 temporary workers per day.

The following year he became a National Account Manager and two years later was appointed Development Manager for Spain. Jérôme was rapidly promoted to the position of Regional Manager of Catalonia and the Balearics and then Deputy General Manager for the north-east zone of the Spanish market.

From 1997 to October 2001, Jérôme held the position of General Manager of the Adecco companies in Italy and Greece, where he managed 550 branches, 2,200 employees and 30,000 temporary workers per day. In October 2001 he was named President of the Adecco brand business worldwide.

Jérôme Caille has a Master in Business Administration from the Scuola Superiore Commerciale, Lyon in France.

About Adecco

Adecco SA is a Forbes 500 company and the global leader in HR Solutions. The Adecco network connects up to **700,000 associates** with business clients each day through its network of over **30,000 employees** and close to **6,000 offices** in **58 countries** around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, Adecco delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Group comprises of three Divisions, Adecco Staffing, Ajilon Staffing & Managed Services; and Career Services/e-Business: In **Adecco Staffing**, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; **Ajilon Staffing and Managed Services** offers an unrivalled range of specialised branded businesses; **Career Services/e-Business** encompasses our portfolio of e-recruiting, executive search and outplacement businesses.

Adecco is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819). You can find out more about Adecco from our website: www.Adecco.com.

For further information, please contact:
Chris King, Adecco Corporate Communications
Tel: +41 1 878 8838; Mobile: +41 79 617 6606; Email: Chris.King@Adecco.com

John Bee, Adecco Corporate Communications
Tel: +41 1 878 8837; Mobile: +41 79 615 1750; Email: John.Bee@Adecco.com